



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2013

Angeline C. Straka
CBS Corporation
angeline.straka@cbs.com

Re: CBS Corporation

Dear Ms. Straka:

This is in regard to your letter dated February 20, 2013 concerning the shareholder proposal submitted by the Province of St. Joseph of the Capuchin Order for inclusion in CBS's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that CBS therefore withdraws its January 22, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: (Rev) Michael H. Crosby, OFMCap.
Province of Saint Joseph of the Capuchin Order
FISMA & OMB Memorandum M-07-16

ANGELINE C. STRAKA
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL AND SECRETARY

CBS CORPORATION
51 WEST 52 STREET
NEW YORK, NEW YORK 10019-6188

(212) 975-5889
FAX: (212) 597-4063
angeline.straka@cbs.com


CBS
CORPORATION

VIA EMAIL (shareholderproposals@sec.gov)

February 20, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **CBS Corporation – Withdrawal of No Action Request Submitted In Connection with Shareholder Proposal Submitted by the Province of Saint Joseph of the Capuchin Order**

Ladies and Gentlemen:

By letter dated January 22, 2013, CBS Corporation (the "Company") submitted a no action request pursuant to Rules 14a-8(i)(3), 14a-8(i)(6) and 14a-8(i)(7) concerning a stockholder proposal submitted by the Province of Saint Joseph of the Capuchin Order (the "Proponent").

The Company has been informed by a letter, dated February 9, 2013 and received by the Company on February 15, 2013, from the Proponent that the stockholder proposal has been withdrawn. A copy of the Proponent's withdrawal letter is attached as Exhibit A. Based on the Proponent's withdrawal of its stockholder proposal, the Company hereby withdraws its abovementioned no action request dated January 22, 2013.

By copy of this letter, the Company is notifying the Proponent that the Company has received its letter dated February 9, 2013, and accordingly withdraws its no action request.

If you have any questions regarding this matter or require further information, please do not hesitate to contact the undersigned at (212) 975-5889. Thank you for your consideration.

Very truly yours,

Angeline C. Straka

773032

cc: Province of Saint Joseph of the Capuchin Order
Louis J. Briskman (CBS Corporation)
Executive Vice President and General Counsel
Kimberly D. Pittman (CBS Corporation)
Vice President, Senior Counsel

EXHIBIT A

CORPORATE RESPONSIBILITY OFFICE

Province of St. Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
414-406-1265

FISMA & OMB Memorandum M-07-16

February 9, 2013

Louis J. Briskman, Executive Vice President and General Counsel
CBS Corporation
51 West 52nd Street
New York, NY 10019-6188

Dear Lou,

First of all, thanks so much for your continued responsiveness to our concerns related to the issue of tobacco portrayals in youth-friendly movies. It is good to know of the sincerity with which you approach this problem.

On December 3, 2012 on behalf of my Province, I submitted a shareholder resolution to Leslie Moonvees for inclusion in the 2013 proxy materials of the CBS Corporation on the above subject.

Because of the constructive way you have pursued the issue, specifically in the form of your January 25, 2013 letter outlining what the Company is prepared to do by publicly disclosing its forthcoming anti-smoking policy at CBS Films and your willingness to review with me and my confreres discussion of your movies vis-à-vis compliance with the policy, I hereby withdraw the above-mentioned resolution.

I would ask, as I noted in our conversations, that your policy acknowledge in some way the data on the issue that has been articulated in the March, 2012 Surgeon General's Report.

Again, I appreciate the commitment of CBS Films to be as "clean" on this issue as it can and hope that we may soon see the day that, allowing for the SG's two exceptions to smoking, we may have absolutely no representations of smoking in youth-friendly movies.

Thanks again.

Sincerely,



(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent

Michael H. Crosby, OFMCap



Louis J. Briskman, Executive Vice President
and General Counsel
CBS Corporation
51 West 52nd Street
New York, NY 10019-6188



ANGELINE C. STRAKA
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL AND SECRETARY



CBS CORPORATION
51 WEST 52 STREET
NEW YORK, NEW YORK 10019-6188

(212) 975-5889
FAX: (212) 597-4063
angeline.straka@cbs.com

VIA EMAIL (shareholderproposals@sec.gov)

January 22, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: CBS Corporation - Shareholder Proposal Submitted by the Province of Saint Joseph of the Capuchin Order

Ladies and Gentlemen:

On behalf of CBS Corporation, a Delaware corporation (the "Company"), we are filing this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude the shareholder proposal described below from the Company's proxy statement and form of proxy (together, the "2013 Proxy Materials") to be distributed to the Company's stockholders in connection with its 2013 annual meeting of stockholders (the "2013 Annual Meeting"), which is currently scheduled to occur on May 23, 2013. The Company respectfully requests that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the proposal described below from the 2013 Proxy Materials.

Pursuant to Staff Legal Bulletin No. 14D (CF), Shareholder Proposals (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent (defined below) to the Commission via email to shareholderproposals@sec.gov. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing the Proponent of the Company's intention to exclude the Proposal from the 2013 Proxy Materials.

The Company intends to file its definitive 2013 Proxy Materials for the 2013 Annual Meeting with the Commission on or about April 12, 2013. Accordingly, we are submitting this letter not less than 80 days before the Company intends to file its definitive proxy statement.

THE PROPOSAL

The Company received on December 4, 2012 a shareholder proposal (the "Proposal") dated December 3, 2012 from the Province of Saint Joseph of the Capuchin Order (the "Proponent") with respect to the 2013 Proxy Materials relating to the Company's 2013 Annual Meeting. A copy of the Proposal is attached hereto as Exhibit A.

The resolution from the Proposal (the "Resolution") and a portion of the supporting statement from the Proposal is set forth below:

> WHEREAS: The United States Surgeon General has shown that tobacco portrayals in youth-friendly movies are a major cause of young people beginning to smoke. The proponents of this shareholder resolution believe that, despite CBS's relatively minor involvement in the production and marketing of commercial movies, this fact nonetheless leaves the Company liable to potential financial and reputational risk if smoking of any kind is found in any of its movies marketed to youth.
>
> The 2012 Surgeon General's Report: "Preventing Tobacco Use among Youth and Young Adults" finds that adolescents whose favorite movie stars smoke on screen, or who are exposed to a large number of movies portraying smokers, are at a higher risk of smoking initiation. Among 10 to 14 year-old adolescents, those in the highest quartile of exposure to smoking in movies were 2.6 times as likely to begin smoking as those in the lowest quartile. Such data led the Surgeon General to conclude that the "evidence is sufficient to conclude that there is a *casual relationship* between depictions of smoking in the movies and the initiation of smoking among young people." [Emphasis supplied.]
>
> ....
>
> The Surgeon General's Report also calls for an "R" rating for all movies that depict smoking . . . [and] suggests that exceptions might be made for films that "portray a historical figure who smoked and those that portray the negative effects of tobacco use."
>
> RESOLVED: Shareholders request that the Board of Directors take the steps necessary to implement the Surgeon General's recommendations by voluntarily rating "R" (or its equivalent) all movies, DVDs and TV productions depicting smoking (allowing for the two exceptions noted above) and report to shareholders by September 2013 on progress in achieving this goal.

BASIS FOR EXCLUSION OF THE PROPOSAL

As discussed more fully below, the Company believes that it may properly exclude the Proposal from its 2013 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(6), as the Company lacks the power and authority to implement the Proposal;
- Rule 14a-8(i)(7), as the Proposal relates to the Company's ordinary business operations; and
- Rule 14a-8(i)(3), as the Proposal is vague and indefinite so as to be inherently misleading, in violation of the proxy rules.

A. Analysis under Rule 14a-8(i)(6)

The Proposal May be Excluded From the 2013 Proxy Materials Under Rule 14a-8(i)(6) Because the Company Lacks the Power and Authority to Implement the Proposal.

Rule 14a-8(i)(6) permits a company to exclude a stockholder proposal "if the company would lack the power or authority to implement the proposal." The Proposal requests that the Company's Board of Directors take the steps necessary to voluntarily give an "R" rating (or its equivalent) to all movies, DVDs and TV productions depicting smoking with two exceptions and report to shareholders by September 2013 on progress in achieving this goal.

The Company does not have the power or authority to determine if a film should be rated "R". Accordingly, the Proposal should be excluded under Rule 14a-8(i)(6).

Film ratings are assigned by the Rating Board (the "Rating Board") of the Motion Picture Association of America ("MPAA"). Neither the Company nor any other motion picture studio plays a role in the initial assignment of film ratings. The Classification and Rating Administration ("CARA"), a division of the MPAA, administers the MPAA film rating system. According to http://www.mpaa.org/ratings, "Ratings are assigned by an independent board of parents with no past affiliation to the movie business. Their job is to rate each film as they believe a majority of American parents would rate it, considering relevant themes and content." Distributors or filmmakers submit films for rating by this independent board; members of the National Association of Theatre Owners ("NATO") agree to enforce the system by, for example, asking for identification and refusing admission to R-rated movies by unaccompanied children. *See* http://www.filmratings.com/filmRatings Cara/#/about/ and CARA's "The Movie Rating System: Its History, How It Works and Its Enduring Value," attached as Exhibit B (the "CARA Handbook"). While MPAA member company studios must submit all films for rating, non-members, such as the Company, do not; however, as a practical matter, the vast majority of theater chains will not exhibit a film not rated by the MPAA, so the Company's film division, CBS Films, submits its films for rating to the MPAA as a business necessity.

Furthermore, according to the CARA Handbook, the distributor or filmmaker is only involved in the rating process when such distributor or filmmaker believes that the Rating Board erred in its rating assessment and appeals the rating of the film, which is rare. An appeal of a rating is reviewed by the Appeals Board, which "is made up of members of the industry knowledgeable about the distribution and exhibition of motion pictures and whose sole mission is to maintain the integrity of the voluntary rating system." *See* the CARA Handbook, p.14. The threshold to overturn the decision of the parents on the Rating Board is high -- a two-thirds majority must affirm that the rating is "clearly erroneous." *Id.* Of the 800-900 films reviewed each year by the Rating Board, usually fewer than a dozen ratings are appealed, and of those, approximately one-third are overturned by the Appeals Board. *Id.*

Simply put, it is not within the power of the Company to voluntarily label its films with a specific rating. Going further, if the MPAA were to give a film a PG-13 rating, for example, a studio could not release the film with an R rating. As the Company does not have the power or authority to rate any movies with tobacco imagery made by the Company with an "R" rating, as required by the Proposal, the Proposal should be excludable under Rule 14a-8(i)(6).

B. <u>Analysis under Rule 14a-8(i)(7)</u>

The Proposal May be Excluded From the 2013 Proxy Materials Under Rule 14a-8(i)(7) Because it Deals with a Matter Related to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that if a stockholder proposal deals with a matter relating to a company's ordinary business operations, then such company may exclude the proposal from its proxy statement. According to the Commission, the determination as to whether a proposal deals with a matter relating to a company's ordinary business operations is made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed. *See* Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

The 1998 Release also provides that, "the policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

If approved and implemented, the Proposal would require the Board to "take steps necessary" to voluntarily give an "R" rating (or its equivalent) to all movies, DVDs and TV productions depicting smoking, except for those that portray historical figures or the negative effects of tobacco use. The Proposal is clearly related to the general operations of the

Company's businesses and, therefore, is not an appropriate subject matter for a stockholder proposal.

1. ***The Proposal Relates to the Company's Ordinary Business Operations: the Production and Distribution of Television and Film Programming.***

The Company is a mass media company in the business of, among other operations, producing and distributing television and film programming across a variety of platforms to audiences around the world. The nature and presentation of content in a television or film product are the result of collaborative efforts of many individuals, including creative, legal and executive teams. The success of each individual television or film project depends on the creative and business decisions made by these participants. The extent to which tobacco products are depicted in any given television or film project is just one of the many decisions that must be made on a day-to-day basis in reviewing the content of a television program or film and is not the type of decision that is appropriate for stockholder consideration, as contemplated by the 1998 Release.

The Staff has consistently granted no-action relief under Rule 14a-8(i)(7) with respect to proposals seeking to regulate the content, sale, distribution or manner of presentation of tobacco products, as involving "ordinary business operations," for companies not in the business of manufacturing tobacco products. *See, e.g., General Electric Company* (avail. Jan. 10, 2005) (proposal that requested that the board report to shareholders on the impact on adolescent health from exposure to smoking in the company's movies and programming and its plans to minimize such impact was excludable as the proposal was deemed to relate to the Company's ordinary business operations); *Time Warner Inc.* (avail. Jan. 21, 2005) (same); *The Walt Disney Company* (avail. Dec. 7, 2004) (same); *Time Warner, Inc.* (avail. Feb. 6, 2004) (proposal that requested the formation of a board committee to review data linking teen tobacco use with tobacco use in the company's movies and make proposals for eliminating smoking or tobacco promotion in the company's films and television programs was excludable as the proposal was deemed to relate to the Company's ordinary business operations); *The Walt Disney Company* (avail. Nov. 10, 1997) (proposal that requested that the board review matters related to the depiction of smoking in the company's movies and television programs and the influence they "may have on youth attitudes and behaviors related to smoking" was excludable as the proposal was deemed to relate to the Company's ordinary business operations (*i.e.,* the nature, presentation and content of programming and film production)). All of the proposals cited above focused on the impact of smoking on the content of the company's products and suggested modifications to that content. In light of the well-established no-action precedent on this specific type of proposal, the Company believes that the Proposal should be excluded under Rule 14a-8(i)(7).

The Company recognizes that the depiction of smoking in its film and television programming is an important element of review. The Company's practices support this approach. In addition, the Company has broadcast public service announcements on the topic of smoking. However, the Proposal seeks to micro-manage the Company's decision-making with respect to the nature, presentation and content of its television programming and films, rendering it an inappropriate subject for a shareholder vote. If successful, the Proposal would require that the Company voluntarily ignore the industry practices and processes for television and film ratings, including the MPAA process, and label any movies with tobacco imagery made by the Company (with the exceptions noted in the Proposal) with an "R" rating. This Proposal imposes a significant restriction on the already complex mix of creative and business decisions that influence the acquisition and/or production of content for television and film, as well as the distribution and presentation of the television and film product.

The SEC has repeatedly provided no-action letter guidance that the nature, content and presentation of television programming relate to a company's ordinary business operations. *See, e.g., General Electric Company* (avail. Dec. 10, 2009) (concurring that a proposal that the GE-NBC news department should cease all of its liberal editorializing may be excluded because it related to the content of news programming); *The Walt Disney Co.* (avail. Nov. 22, 2006) (concurring that a proposal requesting that Disney report on steps undertaken to avoid stereotyping in its products was excludable because it related to the nature, presentation and content of programming).

The ordinary business of the Company includes the selection of the content and presentation of its television and film products, including for the DVD distribution format, which may appeal in different ways to its many different audiences. These decisions are fundamental to the Company's ability to manage the production and acquisition of films and television programming on a day-to-day basis. The Proposal would allow stockholders to "micro-manage" the company by probing into matters of a complex nature on which stockholders are not in a position to make an informed decision. For these reasons, the Proposal should be excludable under Rule 14a-8(i)(7).

2. ***The Proposal Does Not Transcend the Company's Day-to-Day Business Operations for Purposes of Rule 14a-8(i)(7), as the Company is not in the Business of Manufacturing Cigarettes.***

As noted in the precedent cited above, the Staff has consistently allowed the exclusion of proposals dealing with the issue of smoking by companies that do not manufacture cigarettes. The Company is a mass media company and not a manufacturer of tobacco products. In *Gannett Co., Inc.* (avail. Mar. 18, 1993), the proposal requested that the company prepare a report regarding how cigarette advertisements on the company's billboards or newspapers were perceived by customers, and research and evaluate what policies and practices the company could adopt to "ensure that cigarette advertisers adhere to their voluntary code of cigarette advertising." The company argued that the proposal (1) related to Gannett's ordinary business operations because specific product-oriented advertising, such as tobacco products, constituted matters within the ordinary business of the company, and (2) did not involve a significant social policy, as Gannett was a media company and not a cigarette manufacturer. The Staff concurred with the exclusion of the proposal as ordinary business in that it related to the nature, presentation and content of news and advertising. *See also Time Warner, Inc.* (avail. Jan. 18, 1996) (Staff concurrence with the exclusion under Rule 14a-8(c)(7) of a proposal requesting that the board voluntarily implement key elements of an FDA proposal relating to advertising for cigarettes and smokeless tobacco, on the basis that the proposal involved the nature, presentation and content of advertising).

The Proposal is clearly distinguishable from proposals regarding tobacco products that are submitted to tobacco companies, which the Staff has typically found to raise significant social policy issues. *See, e.g., R.J. Reynolds Tobacco Holdings, Inc.* (avail. Mar. 7, 2002) (Staff unable to concur with the omission of a proposal under Rule 14a-8(i)(7) relating to a request to include information regarding "full and truthful information regarding ingredients that may be harmful to the consumer's health, the toxicity of the specific brand" and other similar health-risk information.)

In sum, the Proposal does not raise a significant social policy issue, as it does not, in line with the above-mentioned Staff precedent on the topic, transcend the Company's day-to-day business operations of running its television and film businesses. The Proposal seeks to micro-manage the kind of task that is fundamental to the Company's ability to run its operations and is inappropriate for a shareholder vote. Accordingly, the Proposal should be excluded under Rule 14a-8(i)(7).

C. Analysis under Rule 14a-8(i)(3)

The Proposal May be Excluded From the 2013 Proxy Materials Under Rule 14a-8(i)(3) Because it is Vague and Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite stockholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholder voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). For the reasons discussed below, the Proposal is so vague and indefinite as to be misleading and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff has consistently concurred that a stockholder proposal was sufficiently misleading so as to justify exclusion where shareholders would not be able to determine with any reasonable certainty exactly what actions or measures would be taken in the event the proposal were adopted and, as a related matter, if the board of directors or management of a company would not have a clear idea as to what exactly it should do to effectuate the proposal. *See Wendy's International Inc.* (avail. Feb. 24, 2006) (proposal excludable where term "accelerating development" was found to be unclear); *Int'l Business Machines Corp.* (avail. Feb. 2, 2005) (proposal excludable where the meanings of key terms were open to multiple interpretations); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (proposal excludable where it requested that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"); *Philadelphia Electric Co.* (avail. July 30, 1992) (proposal relating to the election of a committee of small shareholders to present plans "that will . . . equate with the gratuities bestowed on management, directors and other employees" properly excluded as vague and indefinite); *Fuqua Industries, Inc.* (avail. Mar. 12, 1991) (proposal excludable where the company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon the implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal.").

The Proposal requests, among other things, that the Board take the steps necessary to implement the Surgeon General's recommendations in The 2012 Surgeon General's Report by voluntarily rating "R" (or its equivalent) all movies, DVDs and TV productions depicting smoking, with the exceptions noted in the Proposal. As mentioned above, the Company does not have the power or authority to determine if a film should be rated "R," so it is unclear what steps the Proposal has in mind in order for the Company to effectuate the Proposal with respect to film ratings. With respect to television programming, the Proposal is also unclear as to what exactly the Company should do to effectuate the Proposal, as there is no one television rating "equivalent" to the "R" rating for films.

As part of the Telecommunications Act of 1996, the entertainment industry established a voluntary television rating system to provide parents with advance information on material in television programming that might be unsuitable for their children, called the "TV Parental Guidelines," which were modeled after the MPAA movie ratings. The television industry agreed to insert a ratings icon on-screen at the beginning of all rated programs, and to encode the guidelines for use with the V-Chip, a device in television sets that enables parents to block programming they determine to be inappropriate. The V-Chip reads information encoded in the rated program and blocks programs from the set based upon the rating selected by the parent. *See* http://tvguidelines.org/ and the TV Parental Guidelines' "Understanding the TV Ratings and Parental Controls", attached as Exhibit C (the "Guidelines").

As explained on the website for the TV Parental Guidelines, television programming falls into one of six ratings categories (TV-Y, TV-Y7, TV-G, TV-PG, TV-14, TV-MA), with content labels of D (suggestive dialogue), L (language), S (sexual content), V (violence) and FV (fantasy violence – exclusively for the TV-Y7 category) added to the ratings where appropriate. V-Chips are encoded with these ratings and labels. *See* the section of the Guidelines entitled, "Understanding the TV Ratings."

If the Proposal were to be implemented, it is unclear which rating category the Company would apply to its television programming in order to be "equivalent" to an "R" rating for films. Moreover, it is also unclear whether compliance with the Proposal would require that V-Chips be encoded with a new content label for programming "depicting smoking," which is out of the control of the Company.

As described above, the Proposal does not provide the Company with sufficient guidance to determine with reasonable certainty exactly what actions or measures the Proposal would require if adopted, since (i) with respect to films, it is unclear what steps the Proposal has in mind in order for the Company to effectuate the Proposal with respect to film ratings when the Company does not have the power or authority to determine if a film should be rated "R," and (ii) with respect to television programming, it is unclear as to what exactly the Company should do to effectuate the Proposal, as there is no one television rating "equivalent" to the "R" rating for films. Therefore, in accordance with SLB 14B, the Proposal should be excludable as vague and indefinite under Rule 14a-8(i)(3).

Conclusion

Based on the foregoing, the Company believes that the Proposal may be omitted from the Company's 2013 Proxy Materials. Accordingly, we respectfully request that the Staff indicate that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2013 Proxy Materials.

If you have any questions regarding this request, please do not hesitate to contact the undersigned at (212) 975-5889. Thank you for your consideration.

Very truly yours,



cc: Province of Saint Joseph of the Capuchin Order
Louis J. Briskman (CBS Corporation)
Executive Vice President and General Counsel
Kimberly D. Pittman (CBS Corporation)
Vice President, Senior Counsel

EXHIBIT A

772556

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee, Wisconsin 53233
Phone: 414.406.1265

December 3, 2012

Leslie Moonves, President and Chief Executive Officer
CBS Corporation.
51 West 52nd Street
New York, NY 10019

Dear Mr. Moonves:

Over the years shareholders connected to the Interfaith Center on Corporate Responsibility and As You Sow have engaged the various movie companies regarding the ongoing problem of smoking in youth-friendly movies. While CBS has not been a major player in this area, I personally benefitted from the constructive conversations I and my associates had with Lou Briskman and Angela Straka. However, of a sudden, communications to Lou Briskman requesting updates with your movies entity went unanswered. This is part of the reason for the enclosed.

The Province of St. Joseph of the Capuchin Order has owned at least $2,000 worth of both CBS Corporation Class A as well as Class B common stock for over one year and will be holding it through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated December 3, 2012.

I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of CBS Corporation shareholders. I do this in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I hope we can come to a mutually beneficial way of addressing the issue that would convince us of the value of withdrawing the enclosed resolution.

Sincerely yours,



(Rev) Michael H. Crosby, OFMCap.
Corporate Responsibility Agent
Enc.

WHEREAS: The United States Surgeon General has shown that tobacco portrayals in youth-friendly movies are a major cause of young people beginning to smoke. The proponents of this shareholder resolution believe that, despite CBS's relatively minor involvement in the production and marketing of commercial movies, this fact nonetheless leaves the Company liable to potential financial and reputational risk if smoking of any kind is found in any of its movies marketed to youth.

The 2012 Surgeon General's Report: "Preventing Tobacco Use among Youth and Young Adults" finds that adolescents whose favorite movie stars smoke on screen, or who are exposed to a large number of movies portraying smokers, are at a higher risk of smoking initiation. Among 10 to 14 year-old adolescents, those in the highest quartile of exposure to smoking in movies were 2.6 times as likely to begin smoking as those in the lowest quartile. Such data led the Surgeon General to conclude that the "evidence is sufficient to conclude that there is a *causal relationship* between depictions of smoking in the movies and the initiation of smoking among young people." [Emphasis supplied].

Citing the Surgeon General's Report, on May 8, 2012, the Attorneys General of 38 states and districts wrote the ten major movie studios urging them to eliminate tobacco depictions in youth-rated movies.

Because tobacco use remains the leading cause of preventable death, a wide range of national groups, including the Centers for Disease Control, World Health Organization, American Medical Association, American Heart Association, American Lung Association, American Academy of Pediatrics and the national PTA are urging an "R" rating for movies with tobacco imagery. The Surgeon General's Report also calls for an "R" rating for all movies that depict smoking, stating: "recent evidence supports expanding the "R" rating to include movies with smoking . . . [thus] making smoking initiation less likely". The Report suggests that exceptions might be made for films that "portray a historical figure who smoked and those that portray the negative effects of tobacco use."

RESOLVED: Shareholders request that the Board of Directors take the steps necessary to implement the Surgeon General's recommendations by voluntarily rating "R" (or its equivalent) all movies, DVDs and TV productions depicting smoking (allowing for the two exceptions noted above) and report to shareholders by September 2013 on progress in achieving this goal..

Supporting Statement

Proponents believe, along with the Surgeon General and most state's Attorneys General, that the depiction of smoking in movies creates a serious public health problem. Support for this resolution will help move our country's youth toward healthier lives.

charles SCHWAB

2423 E. Limcoln Drive
Phoenix, AZ 85306

December 3, 2012

Leslie Moonves, President and Chief Executive Officer
CBS Corporation.
51 West 52nd Street
New York, NY 10019

Dear Ms. Moonves :

The Province of St. Joseph of the Capuchin Order Corporate Responsibility Account with address 1015 N. Ninth St., Milwaukee WI 53233 has held at least $ 2000.00 of both CBS Corporation Class A as well as Class B common stock for over one year from the date of this letter. The shareholder has been informed by the Province of St. Joseph of the Capuchin Order that this amount of stock should be held in the portfolio through the 2013 annual meeting.

Charles Schwab & Company, Inc. holds shares with our custodian, the Depository Trust Company and our participant number is 164.

Thank you



Jana Tongson
2423 E. Lincoln Drive
Phoenix, AZ 85016
602-355-7674

Charles Schwab & Co. Inc.
2423 E. Lincoln Drive
Mailstop Peak-01-B571A
Phoenix AZ 85016
Attn: Reorg Dept

EXHIBIT B

THE MOVIE RATING SYSTEM

Its History, How It Works and Its Enduring Value



The Classification and Ratings Administration

www.filmratings.com

CARA COPY 2 FOR PRINTING Updated 10.6.10.indd 1 12/21/10 1:41:37 PM

JOAN GRAVES

A Letter *from* JOAN GRAVES
Chairman
The Classification and Rating Administration

A few years ago, the *Los Angeles Times* ran a cartoon featuring a man in overalls at a dreary desk with a long-dead plant. The caption: "Housed deep within the bowels of the Motion Picture Association of America is a man named Wallace McEntyre and he, and he alone, understands what may and may not be appropriate for children under thirteen."

Well, my name's not Wallace and I'm not partial to overalls, but I am pleased to have this opportunity to introduce myself and to demystify the work that my colleagues and I do at the Classification and Rating Administration.

All raters share one essential attribute — we are parents. I am a mother of two daughters. Other families have "dinner and a movie." In our household, it was always "movie and a dinner," so we could talk about the film we had just seen.

In the pages to come, we'll walk through the history of the rating system and the process of rating films. But at the end of the day, our job as raters is simple — to ask the question any parent would ask: What would I want to know about this film before I decide to let my child see it?

Of course, the answers to these questions change as society changes. Scenes that may have caused a scandal 40 years ago are more commonplace today. Rhett Butler's famous declaration in *Gone With The Wind*: "Frankly, my dear, I don't give a damn" comes to mind. Ratings adapt with the times and reflect contemporary parental concerns.

Parents routinely tell me that it's not the job of the movie industry or the government to raise their kids. I agree. Our job is to help make their job easier — providing clear information about films, so parents can make moviegoing choices for their kids according to their values, keeping in mind their children's individual sensitivities. It's a responsibility we take seriously every time the credits roll, the lights come on and our ratings discussions begin.

Thank you for your interest in the rating system. I hope this handbook answers many of your questions.



Joan Graves
Chairman, CARA


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How it *all began*

Established in 1968, the voluntary movie rating system was born of a period of incredible social change in this country, when our society was opening up and embracing civil rights, women's rights, workers' rights and more. It is no coincidence that the expanding freedoms of our country and the birth of this cultural touchstone emerged hand in hand. From the early days of film censorship to a contemporary system committed to providing information and transparency about the content of films, the rating system remains a shining symbol of American artistic and creative freedom and a useful tool that maintains to this day the overwhelming approval of America's parents.

Early Government *Censorship*

In the early 1900s, legal decisions and public outcries over the "morality crisis" in Hollywood gave rise to over 45 local city and state censorship boards across the country, many controlled by religious organizations. Filmmakers had to tailor their movie to meet the requirements of each individual board or face being banned from that market.



The Production Code

ENERAL PRINCIPLES:

1. No picture shall be produced which will lower the m
ndards of those who see it. Hence the sympathy of the audi
ll never be thrown to the side of crime, wrong-doing, evil or
2. Correct standards of life, subject only to the requiremen
ma and entertainment, shall be presented.
. Law—divine, natural or human—shall not be ridiculed,
l sympathy be created for its violation.

TICULAR APPLICATIONS:

CRIME:

1. Crime shall never be presented in such a way as to t
sympathy with the crime as against law and justic
to inspire others with a desire for imitation.
2. Methods of crime shall not be explicitly presente
detailed in a manner calculated to glamorize crim
inspire imitation.

The production *CODE*

With the formation of the MPAA in 1922, the industry took its first step toward self-regulation. It required its members — the major motion picture studios, which then were responsible for virtually all U.S. filmmaking — to submit movies to the Production Code Administration for approval prior to distribution.

The Hays Code, as it became known in honor of the first MPAA President, Will Hays, featured a detailed and extensive list of rules. Viewed through contemporary eyes, the code is alternately humorous and troubling in its restrictive approach. Only "correct standards of life" could be presented. No depictions of childbirth. No criticisms of religion. Forget about "lustful" kissing or "suggestive" dancing. In fact, if married couples were to be depicted in bed, each actor typically had to keep one foot on the floor at all times.

The choice was simple: Return to government censorship or come up with a system that worked for all stakeholders.


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Under the Hays Code, films would simply be approved or disapproved based on whether they were deemed "moral" or "immoral."

Ultimately the system was undone by society itself. By the summer of 1966, the national scene was marked by insurrection on the campuses, riots in the streets, gains in the women's liberation movement and the crumbling of many social traditions. It would have been foolish to believe that the unique American art form of movie-making would remain unaffected.

The result was the emergence of a new kind of American movie — frank and open.

The rating system was the brainchild of MPAA Chairman Jack Valenti. Just a few weeks into the job, Valenti was embroiled in controversy over the film "Who's Afraid of Virginia Woolf," in which for the first time on the screen, the word "screw" and the phrase "hump the hostess" were heard. Valenti spent three hours with Jack Warner, the legendary chief of Warner Bros. In the end, "screw" was relegated back to the toolbox, and "hump the hostess" went on to make cinematic history. But the experience left Valenti deeply concerned about the future of filmmaking. "It seemed wrong that grown men should be sitting around discussing such matters," he later explained. "There was about this stern, forbidding catalogue of do's and don'ts the odious smell of censorship."

A few months later, the next "crisis" emerged in the form of the Michelangelo Antonioni film "Blow Up," which represented the first major film with nudity. The Production Code Administration denied its seal of approval. MGM distributed the film anyway, using a subsidiary and flouting the voluntary agreement of MPAA member companies to distribute films only with a Production Code seal.

With the studios in revolt and the times changing, the nail in the proverbial coffin came with the April 1968 Supreme Court decision upholding the authority of states and cities to prevent the exposure of children to books and films that could not be denied to adults.

The choice was simple: Return to government censorship or come up with a system that worked for all stakeholders.

Valenti reached out to the National Association of Theatre Owners (NATO) and what is today the Independent Film & Television Alliance (IFTA). Over the next five months, he held more than 100 hours of meetings with these and other organizations, including guilds of actors, writers, directors and producers, craft unions, critics, religious organizations and the heads of MPAA member companies.

Out of this effort came the radically simple notion that continues to define the rating system today: Under the new system, the movie industry would no longer "approve or disapprove" the content of films. Instead, an independent ratings body would give advance cautionary warnings to parents to help them make informed decisions about the movie-going of their young children.

On November 1, 1968, the movie rating system was born. With assurances that the system was voluntary — and not regulated by the government — MPAA member company studios agreed to submit all theatrical product for rating. Members of NATO agree to enforce the system by asking for identification and refusing admission to R-rated movies by unaccompanied children or to NC-17 movies by children whether or not accompanied. Retailers and rental stores also enforce the ratings for movies released on video.

What *the* Rating System *is* (*and is NOT*)

Ratings do not exist to cast judgment on a film or dictate the viewing habits of adults. Grown-ups have no use for such an approach in a free society. The rating system exists to give parents clear, concise information about a film's content, in order to help them determine whether a movie is suitable for their children.


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Ratings are assigned by a Board of parents. Their job is to reflect what they believe would be the majority view of their fellow American parents in assigning a rating to a film. This gives the system a built-in mechanism to continually evolve with current parental concerns. For instance, as society has grown increasingly concerned about drug use since the 1970s, the rating system, too, has reflected that growing parental concern.

Raters have no film industry affiliation, and they are employed to work for the Classification and Rating Administration, which is independently financed by fees it charges to rate films.

The biggest misconception facing the rating system is that it exists for any other purpose than to inform parents about the content of films.

The biggest misconception facing the rating system is that it exists for any other purpose than to inform parents about the content of films.

While many find ratings useful and informative, others question the system — often because they do not understand its purpose. Some mistakenly believe it casts judgment on whether a film is "good" or "bad." Others believe it serves as a gatekeeper of morality and values. Still others feel the system does not go far enough in promoting behavior and beliefs perceived to be socially or morally upright. None of these is the appropriate role of a voluntary Rating Board in our free society.

Judgments about the quality of a movie are the domain of film critics and audiences. Film ratings do not assess the value or social worth of a movie or censor any aspect of a film. They simply provide clear information to parents (and all interested movie-goers) about a film's content. While the rating system from time to time has invited debate and controversy, it has consistently maintained near 80% approval ratings among the stakeholders it exists to serve — parents of young children.

The Ratings THEMSELVES


THE RATING SYSTEM
7

The mission of the Rating Board is simple — to assign ratings to films that it believes reflect the rating a majority of their fellow parents would give each film. In assigning ratings, the Board considers factors such as language, sex, violence, drug use and other themes and situations that they believe would be of significant concern to most parents.

G: GENERAL AUDIENCES. **All Ages Admitted.**

A G-rated motion picture contains nothing in theme, language, nudity, sex, violence or other matters that, in the view of the Rating Board, would offend parents whose younger children view the motion picture. The G rating is not a "certificate of approval," nor does it signify a "children's" motion picture. Some snippets of language may go beyond polite conversation but they are common everyday expressions. No stronger words are present in G-rated motion pictures. Depictions of violence are minimal. No nudity, sex scenes or drug use are present in the motion picture.

PG: PARENTAL GUIDANCE SUGGESTED **Some Material May Not Be Suitable For Children.**

These films should be investigated by parents before they let their younger children attend. The PG rating indicates that parents may consider some material unsuitable for their young children. There may be some profanity and some depictions of violence, sensuality or brief nudity. But these elements are not deemed so intense as to require that parents be strongly cautioned beyond the suggestion of parental guidance. There is no drug use content in a PG film.

PG-13: PARENTS STRONGLY CAUTIONED. **Some Material May Be Inappropriate for Children Under 13.**

A PG-13 rating is a sterner warning by the Rating Board to parents to determine whether their children under age 13 should view the motion picture, as some material might not be suited for them. A PG-13 motion picture may go beyond the PG rating in theme,

What Everyone Should Know About The Movie Rating System.


GENERAL AUDIENCES
G
G GENERAL AUDIENCES
Nothing that would offend parents for viewing by children.


PARENTAL GUIDANCE SUGGESTED
PG
REASON BOX
Parents urged to give "parental guidance." May contain some material parents might not like for their young children.


PARENTS STRONGLY CAUTIONED
PG-13
REASON BOX
Parents are urged to be cautious. Some material may be inappropriate for pre-teenagers.


RESTRICTED
R
R RESTRICTED
REASON BOX
Contains some adult material. Parents are urged to learn more about the film before taking their young children with them.


NO ONE 17 AND UNDER ADMITTED
NC-17
NC-17 NO ONE 17 AND UNDER ADMITTED
REASON BOX
Patently adult. Children are not admitted.


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violence, nudity, sensuality, language, adult activities or other elements, but does not reach the restricted R category. The theme of the motion picture by itself will not result in a rating greater than PG-13, although depictions of activities related to a mature theme may result in a restricted rating for the motion picture. Any drug use will initially require at least a PG-13 rating. More than brief nudity will require at least a PG-13 rating, but such nudity in a PG-13 rated motion picture generally will not be sexually oriented. There may be depictions of violence in a PG-13 movie, but generally not both realistic and extreme or persistent violence. A motion picture's single use of one of the harsher sexually-derived words, though only as an expletive, initially requires at least a PG-13 rating. More than one such expletive requires an R rating, as must even one of those words used in a sexual context. The Rating Board nevertheless may rate such a motion picture PG-13 if, based on a special vote by a two-thirds majority, the Raters feel that most American parents would believe that a PG-13 rating is appropriate because of the context or manner in which the words are used or because the use of those words in the motion picture is inconspicuous.

R: RESTRICTED.

Children Under 17 Require Accompanying Parent or Adult Guardian.

These films contain some adult material. An R-rated film may depict adult activity, hard language, intense graphic or persistent violence, sexually oriented nudity, drug abuse or other elements. Parents are counseled to take this rating very seriously. Children under 17 are not allowed to attend R-rated films unaccompanied by a parent or adult guardian. Parents are strongly urged to find out more about the particular film in determining its suitability for their children. Generally, it is not appropriate for parents to bring their young children with them to R-rated movies.

NC-17: NO ONE 17 AND UNDER ADMITTED

These are films that the Rating Board believes most parents would consider patently too adult for their children. No children will be admitted. NC-17 does not necessarily mean "obscene" or "pornographic" and should not be construed as a negative judgment on the content of the film. The rating simply signals that the content is appropriate only for an adult audience. An NC-17 rating can be based on violence, sex, aberrational behavior, drug abuse or any other element that most parents would consider too strong and therefore off-limits for viewing by their children.

To view the rating rules in their entirety, please visit www.filmratings.com



Anatomy of a Rating

Ratings exist to inform parents about the content of films, so that they can determine what movies are appropriate for their children to see and at what age. Here is a breakdown of the rating for the popular 2006 film *Pirates of the Caribbean: Dead Man's Chest.*


PG-13
PARENTS STRONGLY CAUTIONED
Some Material May Be Inappropriate for Children Under 13
Intense Sequences of Adventure Violence, Including Frightening Images
®

Rating:

Every film is assigned a rating (G, PG, PG-13, R or NC-17) that indicates its level of content so parents may decide whether the movie is suitable for their children.

Rating Definition:

This language provides a more detailed explanation to parents of what the specific rating means.

Rating Descriptors:

This language is unique to each film to convey the elements that caused it to receive its rating.



The PROCESS

An Art not a Science

In any appraisal, what is "too much" becomes controversial. Are realistic depictions of war too violent with scenes of marines storming a beach and slaying hundreds, wounding thousands? If a film depicts the severe public health consequences of smoking should that be treated the same as a teen film that appears to glamorize the habit?

Where is the line to be drawn?

What follows is disagreement, inevitable, inexorable and oftentimes strident. This is natural, healthy and to be expected in a free, open and diverse society. Through it all, the system strives to remain true to its core mission — not of casting judgment on a film, but of conveying concise, relevant information to parents, so they can make their own decisions about what movies are appropriate viewing for their kids and at what age.

WHO Are The Raters?

In a word — parents. Movie ratings are determined by a full-time Board of eight to 13 parents. Raters have no prior film industry affiliation. And all share the common prerequisite experience of parenthood. Raters work for the Classification and Rating Administration, which operates independently by submittal fees it charges to rate films.

Raters have no prior industry affiliation. And all share a common prerequisite: parenthood.

Most raters' identities remain anonymous to shield them from outside pressures and influence. These raters are parents of children between the ages of 5 and 17. The Rating Board is led


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by senior raters who administer the process, whos
made public in order to increase transparency in the system and to enable them to communicate directly with filmmakers and the movie-going public. As reflected by their experience, these raters may have older children.

Watch, DELIBERATE, *RATE* *(and Repeat as Necessary)*

Members of the Board view each film and individually designate on a written ballot what he or she believes a majority of American parents would consider the film's appropriate rating. After group discussion, the Board votes on the rating. The rating assigned is based on the views of the majority of raters who saw the movie.

The Senior Rater then provides the filmmaker/distributor with the rating, specific explanations on the rationale for the film's rating, along with the rating descriptor the Board has assigned the film. The filmmaker/distributor always has the opportunity to edit further and re-submit the film for additional rating consideration. Indeed, many filmmakers opt to edit their movies from an initial rating to a less restrictive one.

Recognizing that many filmmakers strive to make films of a certain rating, senior raters routinely make themselves available for script consultations and calls from the set, to answer questions about rating guidelines as filmmakers bring their creative visions to life.

Appeals of Ratings

If a filmmaker believes the Rating Board erred in its rating assessment, the filmmaker may appeal the rating of the film.

The Appeals Board is made up of members of the industry knowledgeable about the distribution and exhibition of motion pictures and whose sole mission is to maintain the integrity of the voluntary rating system. The threshold is high to overturn the decision of the parents on the Rating Board. A successful appeal requires a decisive two-thirds majority affirming that the rating is "clearly erroneous."

When an appeal is requested by a filmmaker, the Appeals Board gathers to view the film. After the screening, they hear from both the filmmaker and the head of the Rating Board. Then, they deliberate independently.

The make-up of the Appeals Board includes not only filmmaking executives, but also representatives of theater owners and home video retailers, who are on the front lines when parents comment about a film's rating. The overriding objective is to ensure the system remains consistent and, thus, credible.

The Rating Board reviews 800-900 films each year. Usually fewer than a dozen ratings are appealed.

While the appeals process is a vital part of the system, it is important to put it in perspective: the Rating Board reviews 800-900 films each year. Usually fewer than a dozen ratings are appealed. Of those, approximately one-third are overturned.


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CONTEMPORARY Changes *to the* System

The rating system has continually strived to stay current with parental concerns and to increase the flow of information to parents. The following are some key milestones in the evolution of the system:

PG-13: *Alerts Parents to More Intense Film Content*

The original ratings were G, M (now PG), R and X (now NC- 17). As modern cinema evolved, there was growing consensus that the spectrum from PG to R was quite broad and another rating was necessary for films that may not be suitable for young children, but do not quite rise to the level of an R rating. This decision came in the wake of the much-anticipated sequel to *Raiders of the Lost Ark*. An intense scene featured in *Indiana Jones and the Temple of Doom* was widely viewed as too intense for young children. The controversy led to the creation of the PG-13 rating, which strongly cautions parents that a film may not be appropriate for their young children. The first PG-13 film was 1984's *"The Flamingo Kid."*

Rating Descriptors INCREASE *Transparency*

In 1990, the rating system vastly increased the flow of information to parents with the decision to include brief descriptions of the specific reasons behind a particular film's rating. With the exception of G-rated films, which are deemed appropriate for all ages, contemporary ratings now feature brief explanatory phrases specific to that film and its rating. For example, the animated film


THE
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Shrek received a PG rating for "mild language and some crude humor," while *Pirates of the Caribbean: Dead Man's Chest* was rated PG-13 for "intense sequences of adventure violence, including frightening images." These descriptors strive to convey cautionary content warnings parents may wish to consider. The ratings descriptor on the World War II film *Saving Private Ryan* read rated R for "intense prolonged realistically graphic sequences of war violence and for language." Rating descriptors provide information to parents on the specific type of material in each movie that resulted in the rating so that the parent can decide if that content is appropriate to the individual maturity and sensitivities of their children.

NC-17: *Out of Bounds for Children*

In 1990, in acknowledgement that the original "adults-only" X rating had taken on an unseemly meaning, it was replaced with NC-17. The X rating, which unlike the other ratings was never trademarked, had come to be associated with pornography, a meaning never intended. NC-17 clarifies the original intent of the rating category, and it should not be construed as a negative judgment on the content of the film. The rating simply signals that the content is appropriate only for an adult audience and contains material — whether graphic violence, sex or other extremely intense depictions — that most parents would not want their children to see.

Smoking *Factored Into Film Ratings*

In 2007, in response to growing parental concerns, adult smoking was made a factor in the rating system. Youth smoking was always considered in a film's rating. This decision brought into the mix three additional questions: Is smoking pervasive in the film? Is it glamorized? Is there a historic, public health or other mitigating context? Already, most films with smoking were rated R for other reasons, such as violence or sex. This move ensured an added layer of scrutiny and transparency. Now, for example, a film like *Good Night, and Good Luck* that portrayed a period in American history where smoking was ubiquitous, might not see its rating increased due to the historic context, but it would likely include a rating descriptor of "pervasive smoking" for parents to consider. The appearance of smoking in a motion picture does not require the assignment of any particular rating. Rather, it is a factor to be evaluated in the overall context of the motion picture.

What About ADVERTISING?

Just as parents and policymakers care about the content of films, the industry recognizes that its responsibility extends to movie advertising. Every film that seeks to carry an MPAA rating is required to submit all of its advertising for review and approval before it is displayed to the public. The Advertising Administration reviews about 60,000 pieces of marketing each year. This includes theatrical, home video and online trailers, print ads, radio and TV spots, press kits, billboards, bus shelters, posters and other promotional materials.

The Advertising Administration has refined its process to emphasize age-appropriate advertising across all media — from the Internet to movie theaters and beyond.

Advertising for any film — no matter its rating — that is widely viewed in public areas must be approved for all audiences. Some advertising with stronger content is approved only for carefully targeted audiences. These ads can be shown, for example, on TV at certain times and with certain programming or in theaters as trailers that are permitted to run only before feature films with a similar rating and themes.

This way, for example, a parent that is comfortable taking their child to a film with a higher rating solely for language will not likely see trailers featuring excessive violence. The objective is to give parents a reasonable expectation that if they are comfortable with the content of the feature film, then they also will be comfortable with the content of the trailers preceding it.

Resources for PARENTS

The motion picture industry is committed to providing parents with clear, concise information about the content of films. In addition, the MPAA strives to make it easy for parents to access ratings information. This includes sponsoring Red Carpet Ratings, a weekly email service that provides ratings information on current films. Another resource many parents find useful is www.pauseparentplay.org, which provides one-stop information on the rating systems governing movies, television, music and video games.

For more information or to look up ratings information on a specific movie, please visit **www.filmratings.com**.

Many Stakeholders — One Purpose

The MPAA is fortunate to have as its partner in the rating system, the National Association of Theatre Owners, whose members enforce ratings in theaters across our country. Beyond this primary partnership, the rating system has endured thanks to the support of diverse stakeholders, including the Directors Guild of America, the Independent Film and Television Alliance and other industry organizations, as well as parents, policymakers and filmmakers who understand and appreciate the importance of respecting the diverse beliefs and values of American parents, while also safeguarding the most cherished, bedrock freedom of our democratic society — our freedom of creative, artistic and political expression. The rating system would not have the tremendous success of these past four decades without the support and leadership of so many committed stakeholders. It is to them we dedicate this celebration of more than four decades of freedom in American filmmaking.



"No matter what your political views, the First Amendment is the First Amendment, and it's first because it's important to allow people the freedom to create, to view things, to print things, to publish their opinions. But you want to know, as a consumer, what you're getting into and that's what the ratings system does."

— David Kendall, Constitutional Scholar

"The rating system is important. As a filmmaker, it protects my First Amendment rights, but as a parent, it's even more important. There has to be a system that informs parents of the subject matter contained in a motion picture. The kids come to us and say, "Daddy, we really want to see this movie, but it's rated PG-13; will you check it out first?" As a parent, I think the most important guide are those ratings — the G, the PG, the PG-13, the R and the NC-17."

— Steven Spielberg, Director and Parent

"The rating system has endured because it works. Those letters of G, PG, PG-13, R and NC-17 have become engrained in our culture. Even the infrequent movie-goer understands them. Without ratings, it would be very difficult to explain movies and help parents determine if a movie is all right for their children."

— Jeff Logan, Theater Owner

"The beauty of the American rating system is that it's voluntary. It's an industry giving information to parents. In America, we believe that it's best to have access to all kinds of movies, but to make sure that parents have the information they need to make smart choices."

— John Fithian, President
National Association of Theatre Owners

"I don't think the ratings system, the spirit of it, as it was originally conceived was at all, really, about morality. It really was designed specifically to give parents an idea of the content of films, and then they would make the decision whether or not they wanted their child to see it."

— Stephen Tropiano, Author
Obscene, Indecent, Immoral and Offensive: 100+ Years of Censored, Banned and Controversial Films



MOTION PICTURE ASSOCIATION OF AMERICA, INC.

15301 Ventura Blvd.
Building E
Sherman Oaks, CA 91403
(818) 995-6600

1600 Eye St. N.W.
Washington, D.C. 20006
(202) 293-1966

filmratings@mpaa.org

EXHIBIT C



UNDERSTANDING THE TV RATINGS AND PARENTAL CONTROLS


TV
Y

TV
Y7

TV
Y7
FV

TV
G

TV
PG

TV
14

TV
MA

ABOUT THE TV RATINGS AND PARENTAL CONTROLS

With an increasing number of TV channels and programs coming into our homes each day, it can be hard for parents to monitor what their children are watching. Many parents are concerned about their young children watching programs with content that's more suitable for older children or adults.

TV RATINGS

The television industry designed a TV ratings system to give parents more information about the content and age-appropriateness of TV programs. These ratings, called the TV Parental Guidelines, are modeled after the familiar movie ratings, which parents have known and valued for decades. They are designed to be easily recognizable and simple to use. The Guidelines apply to most television programs, including those directed specifically to young children. However, sports and news shows do not carry the Guidelines.

The Guidelines appear in the upper left corner of the TV screen at the beginning of TV shows, and often again after commercial breaks.

THE V-CHIP AND PARENTAL CONTROLS

The TV Parental Guidelines can be used in conjunction with the V-Chip — a device built into most television sets since 2000 — to allow parents to block out programs they don't want their children to see. The V-Chip electronically reads television program ratings and allows parents to block programs they believe are unsuitable for their children. Parental control technology in cable and satellite set-top boxes can also be used with the TV Parental Guidelines to block programs based on their rating.

TV RATINGS OVERSIGHT

The TV Parental Guidelines Monitoring Board is responsible for ensuring there is as much uniformity and consistency in applying the Parental Guidelines as possible and is comprised of experts from the television industry and public interest advocates. The Board also reviews complaints about specific program ratings to help ensure accuracy. Individuals can contact the Board via mail, phone or e-mail to voice complaints.

UNDERSTANDING THE TV RATINGS

Audience: indicates the audience for which a television program is appropriate. →
Content Label: indicates a show may contain violence, sex, adult language, or →
suggestive dialogue.



The Content Labels

TV Parental Guidelines may have one or more letters added to the basic rating to let parents know when a show may contain violence, sex, adult language, or suggestive dialogue.

D – suggestive dialogue (usually means talks about sex)
L – coarse or crude language
S – sexual situations
V – violence
FV – fantasy violence (children's programming only)



All Children

This program is designed to be appropriate for all children. Whether animated or live-action, the themes and elements in this program are specifically designed for a very young audience, including children from ages 2–6. This program is not expected to frighten younger children.



Directed to Older Children

This program is designed for children age 7 and above. It may be more appropriate for children who have acquired the developmental skills needed to distinguish between make-believe and reality. Themes and elements in this program may include mild fantasy violence or comedic violence, or may frighten children under the age of 7. Therefore, parents may wish to consider the suitability of this program for their very young children.



Directed to Older Children – Fantasy Violence

For those programs where fantasy violence may be more intense or more combative than other programs in this category, such programs will be designated TV-Y7-FV.



General Audience

Most parents would find this program suitable for all ages. Although this rating does not signify a program designed specifically for children, most parents may let younger children watch this program unattended. It contains little or no violence, no strong language and little or no sexual dialogue or situations.



Parental Guidance Suggested

This program contains material that parents may find unsuitable for younger children. Many parents may want to watch it with their younger children. The theme itself may call for parental guidance and/or the program may contain one or more of the following: some suggestive dialogue (D), infrequent coarse language (L), some sexual situations (S), or moderate violence (V).



Parents Strongly Cautioned

This program contains some material that many parents would find unsuitable for children under 14 years of age. Parents are strongly urged to exercise greater care in monitoring this program and are cautioned against letting children under the age of 14 watch unattended. This program may contain one or more of the following: intensely suggestive dialogue (D), strong coarse language (L), intense sexual situations (S), or intense violence (V).



Mature Audience Only

This program is specifically designed to be viewed by adults and therefore may be unsuitable for children under 17. This program may contain one or more of the following: crude indecent language (L), explicit sexual activity (S), or graphic violence (V).

FREQUENTLY ASKED QUESTIONS

ABOUT THE TV RATINGS

What are the TV Ratings?

The TV Ratings, also called the TV Parental Guidelines, provide information about the content and age-appropriateness of TV programs. The TV Parental Guidelines include two elements: an age-based rating that provides guidance about the age group for which a program is appropriate, and content descriptors indicating that a program may contain suggestive dialogue (D), coarse or crude language (L), sexual situations (S), or violence (V).

Do ratings exist that are specifically designed for children?

Yes. Children's programming is rated according to two categories: TV-Y and TV-Y7. A TV-Y rating means that programming is appropriate for children of all ages. TV-Y7 indicates that programming is designed for children ages 7 and older. An additional rating, TV-Y7-FV, is used to indicate that a program contains "fantasy violence" that may be more intense or combative than other TV-Y7 programs.

Are all TV programs rated?

The Guidelines apply to most television programs. However, news and sports are exempt from the TV ratings system. In addition, some categories of programming, such as religious and home shopping programs, do not typically carry a rating.

Are movies that air on TV rated?

Made-for-TV movies are rated using the TV Parental Guidelines. Theatrical movies are typically edited when they air on broadcast or basic cable channels. The broadcast or cable network cuts content from the movie according to the channel's standards. After the movie has been modified, it is given a TV Parental Guideline rating. Premium cable networks like HBO and Showtime run uncut theatrical movies. These movies carry the original MPAA movie rating, in addition to supplemental content advisories provided by the network.

Who decides how a program is rated?

Programs are voluntarily rated by broadcast and cable television networks, or program producers.

I am a program producer and/or represent a television network; how do I rate my programming?

The descriptions of the ratings categories serve as the basis for applying ratings. E-mail the Monitoring Board with additional questions.

How is the rating displayed on the TV?

A ratings icon appears in the upper left corner of the TV screen during the first 15 seconds of the program. If the program is more than one hour, the icon will reappear at the beginning of the second hour. Many broadcast and cable television networks also display the rating after each commercial break.

Where else can you find a program's rating?

Other places to find program ratings are: 1) local newspaper listings; 2) TV Guide (either paper copy or online); 3) local cable guides; and 4) on-screen cable program guides. Additionally, some television broadcast and cable networks list the program ratings on their web sites.

Does a program carry the same rating week after week?

Programs are rated by episode and, therefore, may carry a different rating based on the content.

Why would a program be rated differently when being aired on different channels?

Programs are often edited for content when being aired on different channels and would be rated accordingly.

ABOUT THE TV RATINGS (continued)

What is syndicated programming, and how is it rated?

Syndicated programs are those programs such as talk shows, game shows, and reruns of dramas and sitcoms first run by broadcast or cable networks, which are then licensed and aired by secondary outlets, such as local television stations. The distributor of such programs is usually responsible for rating them.

Are commercials rated? Can commercials be blocked?

Television advertising is not rated, and therefore, cannot be blocked.

Are network promotions rated?

Network promotions are advertisements for a specific daily or weekly program or block of programs. Many promotions display the rating that the program will carry.

Do newspapers carry the TV Parental Guidelines?

A number of newspapers print the rating next to the program name and scheduled time in the listing guide. If your local newspaper does not list the TV ratings, call and ask that it do so.

Will the February 17, 2009 transition to digital-only broadcasts from local stations impact the ratings system?

The ratings system and your ability to use parental control tools will not be affected by the transition to digital television. However, in order to ensure that your television service is uninterrupted, you may need to take steps to prepare your household to receive a digital signal. For more information, please visit http://www.dtvtransition.org.

Where do I send complaints about a program's rating?

The TV Parental Guidelines Monitoring Board is responsible for ensuring that the ratings are applied accurately and consistently. Individuals can contact the Board via mail, phone, or e-mail to voice complaints.

FREQUENTLY ASKED QUESTIONS

ABOUT THE V-CHIP

Is there a V-Chip in every television?

The V-Chip is in every television set 13 inches or larger manufactured after January 2000 and some sets sold after July 1, 1999. This means if you bought a new television set after July 1, 1999, it is most likely equipped with a V-Chip.

How do I program and activate the V-Chip?

Each television set's V-Chip works a little differently. Once you understand the definition of each rating and content label, programming and activating the V-Chip is as simple as following the set-up procedure, which can be found in one of two places: 1) the television on-screen menu options or 2) the written instruction guide included in the owner's manual. The V-Chip will only be activated if you select the option to do so.

How do I ensure that my child will not de-activate the V-Chip?

To activate the V-Chip, a password is required. This identification number acts as the password to activate, de-activate, and change the settings of the V-Chip.

Does the V-Chip turn off when I turn my television off?

Turning the television off will not turn off the V-Chip. It will continue to block programs when the television is turned on again.

What if I forget my V-Chip password?

Your TV's operating manual should have instructions on reprogramming your password. Most will offer two options: a customer service number to call or instructions in the operating manual that explain how to create a new password.

What type of programming does the V-Chip block?

The V-Chip can block programming by age-based category or content label. For instance, if you want to block all TV-14 programs, you can do so by selecting TV-14. If you only want to block TV-14 programs with intense violence (i.e., the program carries a "V" content label), you can select TV-14-V. You should also know that when you block a particular age-based rating, all categories above that will be blocked. For example, if you block TV-14 programs, all TV-MA programs will also be blocked.

Can the V-Chip block out motion pictures that carry the MPAA rating?

Yes. The V-Chip also allows you to block uncut motion pictures that carry the original MPAA rating. Motion pictures that are uncut and unedited typically run on premium channels (e.g. HBO and Showtime).

Can I override the V-Chip settings if I want to watch a program?

Yes, you can turn the V-Chip off by entering the password and following the directions provided on your TV set. You can reactivate the V-Chip the same way.

How do I change the settings on my V-Chip?

Your settings can be changed at any time by entering in the password and following the directions provided on your TV set.

FREQUENTLY ASKED QUESTIONS

ABOUT OTHER PARENTAL CONTROLS

Do other parental control tools exist in addition to the V-Chip?

Additional parental control tools are also available through cable set-top boxes and satellite services, which will often allow you to block programs by channel, title, rating, or time/date. For more information, please visit the Using Parental Control Tools page or the Resources page on www.tvguidelines.org.

Are additional tools available through cable set-top boxes?

Yes, most set-top boxes allow parents to block programs by channel, title, rating, time and date. You can also block pay-per-view and video on demand purchases. The "Menu" or "Settings" options will often provide instructions for blocking programs, or visit www.thetvboss.org or the Resources page on www.tvguidelines.org for more detailed instructions.

Do satellite services offer additional parental control tools?

Yes, satellite services also offer the option to limit programming based on rating and channel, as well as options to limit television viewing hours and establish spending limits on pay-per-view services. For instructions for specific satellite services, please visit www.thetvboss.org or the Resources page on www.tvguidelines.org.

CONTACT US

The television industry is pleased to provide the TV Parental Guidelines as a public service and welcomes your feedback. The TV Parental Guidelines Monitoring Board handles public comments and information on the rating system.

For further information about the Guidelines, write, call, or e-mail:

TV Parental Guidelines
Post Office Box 14097
Washington, DC 20004
202-879-9364
tvomb@usa.net